  Exhibit 99.1

Prophecy Engages Investor Relations Manager

And Issues Bonus Shares

Vancouver, British Columbia, January 8, 2020 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce that it has engaged Ken Cotiamco to provide investor relations and shareholder communications services for the Company effective January 6, 2020.

In connection with the engagement, Ken Cotiamco has been awarded a consulting contract paying $4,000 per month for a term of three months (which can be extended) and 100,000 incentive stock options, exercisable at a price of $0.41 per common share for a term of five years expiring on January 6, 2025 and vest at 12.5% per quarter for the first two years following the date of grant.

The Company further announces that pursuant to the terms of the Company’s Share-Based Compensation Plan as approved at its Annual General Meeting of shareholders held on June 2, 2016, and amended on June 13, 2017 and further amended on September 12, 2019, it has issued in aggregate, 1,601,000 common shares (subject to a minimum hold period of four months plus one day from the date of issue) as 2019 bonus payments to certain directors, officers, employees and consultants of the Company.

The Company has 122,900,508 common shares outstanding after issuing bonus shares.

About Prophecy

Prophecy is developing premier Pulacayo silver project in Bolivia. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.

ON BEHALF OF THE BOARD

“Michael Doolin”

Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101

ir@prophecydev.com  www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.